Exhibit 99.1

Canada Aviation and Space Museum to Include Draganfly Drone Technology in Canada Day Event Celebrations

Draganfly technology will be featured in the Canada Aviation and Space Museum’s “Drone Zone”.

Los Angeles, CA. June 28, 2023 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8A) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is proud to announce their inclusion in the Canada Day celebrations at the Canada Aviation and Space Museum in Ottawa, Ontario on, July 1, 2023.

The Canada Aviation and Space Museum has one of the most extensive aviation collections in Canada. Its collection consists of over 130 aircraft and artifacts, focusing on the history of Canadian aviation and its global impact.

“It is an honor for Draganfly to be recognized as a pioneer in the aviation industry and to have our latest technology on display alongside other great Canadian aerospace companies at the Canada Aviation and Space Museum,” said Cameron Chell, President, and CEO of Draganfly.

Visitors to the Canadian Achievements Drone Zone exhibit will see Draganfly’s latest cutting-edge drone technology, the Heavy Lift Drone and Commander 3 XL.

Draganfly’s Heavy Lift Drone is a versatile, industrial, multirotor unmanned aerial vehicle (UAV) designed to lift more and fly further. Capable of automated missions and manual flight operations, Draganfly’s heavy-duty, robust UAV has a payload lift capacity of 67 pounds and up to 55 minutes of flight time.

Draganfly’s Commander 3 XL Drone is a high-endurance, weather-resistant, multirotor UAV designed for easy assembly and rapid deployment. The “Swiss Army Knife” of drones can drop and winch-down systems to transport up to 22lb of payload. It performs extremely well in light rain and snow.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 24 years, Draganfly is an award-winning industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro, or https://www.boerse-frankfurt.de/equity/draganfly-inc-1.

Media Contact

Arian Hopkins

email: media@draganfly.com

Company Contact

Email: info@draganfly.com